19006517

SEC Mail Processing Section
MAR 01 2019
Washington DC
406

SE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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E.O.

SEC FILE NUMBER
8- 33418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vince Micciche — 1-585-424-5672 Ext 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

THOMAS JAY SOLOMON
NOTARY PUBLIC, State of New York
County of Monroe
Commission Expires 7/31/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIFEMARK SECURITIES CORPORATION
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2018

LIFEMARK SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Lifemark Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lifemark Securities Corporation as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lifemark Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lifemark Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lifemark Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Lifemark Securities Corporation's financial statements. The supplemental information is the responsibility of Lifemark Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as Lifemark Securities Corporation's auditor since 2016.

Pittsford, New York

February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 553,063
Commissions receivable	697,753
Accounts receivable from registered representatives, net of allowance for doubtful accounts	26,808
Officer loan receivable	3,048
Advances	12,000
Property and equipment, net	21,416
Restricted deposits	51,467
Prepaid Expenses	138,796
Cash value officers life insurance	85,404
Total Assets	$ 1,589,755
Liabilities and Shareholders' Equity	
Liabilities	
Commissions payable	$ 869,900
Accounts payable and accrued expenses	152,624
Income taxes payable	30,939
Accrued payroll and benefits	16,133
Total Liabilities	1,069,596
Shareholders' Equity	
Common stock, no par value; 1,000 shares authorized, 866.9089 shares issued and 734.7817 shares outstanding	20,000
Additional paid-in capital	453,633
Retained earnings	72,827
	546,460
Less: Cost of 132.1272 shares of common stock held in treasury	(26,301)
Total Shareholders' Equity	520,159
Total Liabilities and Shareholders' Equity	$ 1,589,755

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Operations
Year ended December 31, 2018

Revenue	
Commission income	$ 5,738,563
Financial planning and managed accounts	857,453
Other business income	72,500
Gain/Loss in error account	(2,700)
Interest income	5,089
Total Revenue	6,670,905
Expenses	
Commission expense	5,224,472
Payroll, payroll taxes, and employee benefits	966,944
Other operating expenses	152,048
Bad Debts	36,420
Professional fees	38,348
Recruitment fees	36,690
Occupancy expenses	45,634
Technology	92,284
Broker support expenses	(139,183)
Total Expenses	6,453,657
Income before income taxes	217,248
Provision for income taxes	61,423
Net Income	$ 155,825

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
Year ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2017	$ 20,000	$ 453,633	$ (82,998)	$ (26,301)	$ 364,334
Net Income	-	-	155,825	-	155,825
Balance December 31, 2018	$ 20,000	$ 453,633	$ 72,827	$ (26,301)	$ 520,159

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
Year ended December 31, 2018

Cash Flows from Operating Activities:	
Net income	$ 155,825
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	12,139
Bad debt expense	36,420
Decrease (increase) in commissions receivable	(244,924)
Decrease (increase) in accounts receivable	70,564
Increase (decrease) in allowance for doubtful accounts	(67,061)
(Increase) decrease in prepaid expenses	(54,075)
(Increase) decrease in advance receivable	(12,000)
Decrease (increase) in cash surrender value of life insurance	(8,437)
Increase (decrease) in commissions payable	199,008
Increase (decrease) in accounts payable and accrued expenses	153,507
Increase (decrease) in income taxes payable	(4,061)
Increase (decrease) in accrued payroll	4,241
Total Adjustments	85,320
Net Cash Provided by Operating Activities	241,144
Cash Flows from Investing Activities:	
Acquisition of Property and Equipment	(8,924)
Net Cash Used in Investing Activities	(8,924)
Cash Flows from Financing Activities	
Decrease (increase) in officer loan receivable	1,518
Net Cash Provided by Investing Activities	1,518
Net Change in Cash, Cash Equivalents, and Restricted Deposits	233,738
Cash, Cash Equivalents, and Restricted Deposits - Beginning of Year	370,792
Cash, Cash Equivalents, and Restricted Deposits - End of Year	$ 604,530
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Income Taxes	$ 34,820

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its client. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that all commissions receivable are collectible, and as such no provision for uncollectible receivables has been recorded in these financial statements.

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Bad debt expense was $36,420 for the year ended December 31, 2018. Management has recorded an allowance for doubtful accounts in the amount of $ 23,290 at December 31, 2018.

Advances – The Company has advanced $12,000 to a registered representative. This amount is short term in nature, does not bear interest, and in being repaid through deductions from sales commissions. This amount is expected to be fully repaid in 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company filed its income tax as an "S" Corporation through December 31, 2014. The Company terminated its "S" status with the IRS effective January 1, 2015. For all years ended subsequent to December 31, 2014, the Company paid taxes on its income at the rates in effect for Corporations in the respective taxing jurisdictions. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2018. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing costs when incurred. Advertising and marketing expenses for the year ended December 31, 2018 were $ 5,193.

Revenue Recognition – In May, 2014 the Financial Accounting Standards Board issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers: Topic 606 to supercede nearly all existing revenue recognition guidance under US Generally Accepted Accounting Principles. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on the timing or amounts of the Company's revenue recognition, but impacted the disclosures within the notes to the financial statements.

Commission Revenues: The Company has two types of commission revenue – sales based commissions and trailing (residual) commissions. Sales based commissions occur when clients trade securities or purchase various types of investment products. This type of trading revenue is recognized when the performance obligation (purchase or sale of an investment or security) occurs at a specific point in time (the trade). Trailing commissions are recurring in nature and are earned based on the market value of the holdings in the eligible assets, and, as such, are recognized over a period in time. The Company earns trailing revenue primarily on mutual fund and variable annuity holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

Advisory Revenues:

Advisory revenues represent fees the Company charges on client assets managed by third party asset managers. Advisory fees are charged to clients either monthly or quarterly, based on the Advisor's pay scale, and due to the Company at either the beginning or the end of the period. Fees for funds added or removed during the period are billed to the client on a pro-rata basis, and due to the Company based on the dates. Advisory fees are charged on a tier based scheme and range from .5% to 1.5% of eligible assets. Advisory fees are recurring in nature as the underlying performance obligation is satisfied over time.

Trading Revenues:

Trading revenue results from clients buying or selling equity instruments in their respective accounts. These fees are non-recurring in nature, as the fee or commission is earned when the security is traded, and, as such, the underlying performance obligation occurs at a point in time, and revenue is recognized at that point.

Interest Income:

Interest Income is earned from client margin accounts and cash equivalents and changes with the respective change in those underlying assets. Interest is recognized over the period on which those assets are invested.

Financial planning Revenue:

The Company earns revenue for providing financial plans to its clients. Fees are charged either on a fixed fee or hourly basis, and are earned when the financial plans are completed and delivered to clients. These fees may be collected at any time during the planning process. The impact of any unearned revenue is immaterial to these financial statements, and, as such no deferred revenue has been recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

The following table presents revenue dissagregated by component for the year ended December 31, 2018:

Managed Accounts/Financial Planning	$ 929,953
Trading/Investments	3,011,949
Trails/12B1 Fees	2,726,614
Interest	5,089
Loss in investments	(2,700)
Total	$ 6,670,905

Restricted Deposits – The Company has a restricted deposit with its clearing broker. The deposit has no encumbrances and earns yearly interest. The deposit is refundable when the Company ceases doing business with the clearing company.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable. At December 31, 2018, cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2018, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2018:

Computers	$ 166,318
Furniture and Fixtures	15,720
Equipment	18,462
	200,500
Less: Accumulated depreciation	(179,084)
	$ 21,416

Depreciation expense amounted to $12,139 for the year ended December 31, 2018

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $ 256,464, which was $ 185,157 in excess of its required net capital of $ 71,307 and a ratio aggregate indebtedness to net capital of 4.17 to 1.

6. INCOME TAX MATTERS

The Company tax provisions for 2018 consisted of the following:

Federal	$ 47,423
State	14,000
	$ 61,423

There were no material deferred tax assets or liabilities for 2018.

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company made matching contributions through April 3, 2009 equal to a percentage of compensation that a participant contributes to the plan. Effective April 4, 2009, the Company amended its plan and is no longer required to make matching contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. Employer contributions to the plan for the year ended December 31, 2018 was $ 26,318.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease is for a fifteen-year period, beginning on March 1, 2004, with the annual rent reviewed every five years through February 2019. The current annual rent is $40,662, which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2018 was $40,662. This lease has not yet been extended past February, 2019.

The Company also leases office equipment under the following terms: 39 month lease beginning August, 2018, requiring 39 monthly payments of $235, which succeeded a lease that required monthly payments of $221; and another beginning January, 2010 requiring quarterly payments of $428, which renewed a lease that expired during the year. Minimum annual rentals under these agreements are as follows:

2019	$ 11,309
2020	2,820
2021	2,115
2022	-0-

10. LITIGATION

During the year ended December 31, 2018, an arbitration proceeding was filed against the Company before the Financial Industry Regulatory Authority (FINRA) by a client. The arbitration asserts that the Company and a broker recommended unsuitable investments and the company was negligent in its supervisory capacity and breached its fiduciary duty. Management believes the action is meritless and intends to defend itself vigorously. The action is still in the discovery stage of the proceedings, and it is too early to determine the possibility or amount of any liability. In addition, the Company believes any potential damages that may be associated with this claim are indemnified by the Company's errors and omissions liability coverage, and by indemnification agreements between the Company and its broker. As such, no amounts have been recorded in these financial statements.

11. RELATED PARTY TRANSACTIONS

Officer Loan Receivable -

The Company makes periodic short term advances to the officers of the Corporation. These advances are short term in nature, do not bear interest, and have no repayment schedule. As of December 31, 2018, the balance owed under these notes was $3,048.

11. RELATED PARTY TRANSACTIONS (Cont.)

Commission Payable to a Shareholder -

A shareholder is also a registered representative. At December 31, 2018, commissions in the amount $262,645 were owed to the shareholder/representative, and were included in the commissions payable balance.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

13. RECENT ACCOUNTING PRONOUNCEMENTS

In May, 2014 the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S GAAP and International Financial reporting Standards, and to provide enhanced disclosure for users of the financial statements. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitle in exchange for those goods or services. This guidance is effective for, and was adopted by the Company on January 1, 2018.

In August, 2018 the FASB issued an accounting update (ASU 2016-02, Leases (Lease Topic 842) to clarify the accounting for certain leases under US GAAP. This pronouncement includes new guidance for a lessor and lessee's accounting for and presentation of cash flows from sales type and direct financing leases. The guidance is effective for Companies as of January 1, 2019. The Company is currently evaluating the potential impact of adopting this accounting standard.

In November, 2016, the FASB issued an accounting update (ASU 2016-18, Statement of Cash Flows (Topic 230) to clarify the presentation of restricted cash in the Statement of Cash Flows. The guidance requires that the change in restricted cash (clearing broker security deposit) be presented as a change in cash and cash equivalents for the period. Formerly, the change in unrestricted cash was presented as an adjustment to reconcile net income to net cash provided by (used for) operating activities. The guidance is effective for Companies fiscal years beginning after December 15, 2017. The Company has adopted this standard for the year ended December 31, 2018.

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

1.	Total ownership equity from Statement of Financial Condition	$ 520,159
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	520,159
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	520,159
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	263,695
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	256,464
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 256,464

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 71,307
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 71,307
14.	Excess net capital (line 10 less line 13)	$ 185,157
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 149,505

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 1,069,596
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 1,069,596
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	417%

Reconciliation of Company net capital to audited net capital

There were immaterial differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing the same date as follows:

Net Capital per focus	$ 252,521
Adjustments to decrease shareholders equity - net	(350)
Decrease in unallowable assets - prepaid expenses	4,293
Net capital per audit	$ 256,464

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lifemark Securities Corporation:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) Lifemark Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lifemark Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provisions) and (2) Lifemark Securities Corporation stated that Lifemark Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Lifemark Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lifemark Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

LIFEMARK SECURITIES CORP.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. SEC. 240.15c3-3(k)
DECEMBER 31, 2018

To the best of my knowledge and belief, LifeMark Securities Corp. claims exemption from 17 C.F.R Sec. 240.15c3-3: (k)(2)(ii) (the "exemption provision") for the entire year ended December 31, 2018.

To the best of my knowledge and belief, LifeMark Securities Corp. has met the identified exemption provisions under 17 C.F.R. Sec. 240.15c3-3: (k)(2)(ii) throughout the entire year ended December 31, 2018 as described in paragraph (d)(4)(iii) of this section without exception.

Vincent Micciche

LIFEMARK SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Lifemark Securities Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lifemark Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Lifemark Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Lifemark Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lifemark Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lifemark Securities Corporation and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Pittsford, New York

February 28, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1422*******************MIXED AADC 220
33478 FINRA DEC
LIFEMARK SECURITIES INC
400 W METRO PARK
ROCHESTER, NY 14623-2648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,644.36

B. Less payment made with SIPC-6 filed (exclude interest) (1,310.37)
8/5/18
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,333.99

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,333.99

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,333.99

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIFEMARK SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

#20

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 6670,905

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 4907,996

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 1762909

2e. General Assessment @ .0015 — $ 2644.36

(to page 1, line 2.A.)